Exhibit 2.1

Dated 29 October 2004

KAISER ALUMINUM & CHEMICAL CORPORATION

THE GOVERNMENT OF THE REPUBLIC OF GHANA

AGREEMENT
for the sale and purchase of the issued shares
of Volta Aluminium Company Limited held by
Kaiser Aluminum & Chemical Corporation

THIS SALE AND PURCHASE AGREEMENT is made on 29 October 2004

Between:

(1)	KAISER ALUMINUM & CHEMICAL CORPORATION, a company incorporated in and under the laws of the state of Delaware in the United States of America, whose principal office is at 5847 San Felipe Street, Suite 2500, Houston, TX 77057, USA (the Vendor); and

(2)	THE GOVERNMENT OF THE REPUBLIC OF GHANA, (the Purchaser).

Whereas:

(A) Volta Aluminium Company Limited (the Company) is a private company limited by shares incorporated in and under the laws of the Republic of Ghana.

(B) The Vendor has agreed to sell all the issued shares it holds in the capital of the Company comprising ninety percent (90%) of the issued share capital of the Company (the Shares) to the Purchaser for the consideration and upon the terms and subject to the conditions set out in this Agreement.

It is agreed as follows:

1. Definitions and interpretation

1.1 Words and expressions used in this Agreement shall have the meanings set out in Schedule 1, unless the context requires otherwise.

1.2 The Schedules comprise schedules to this Agreement and form part of this Agreement.

2. Sale of the shares, consideration and deposit

2.1 The Vendor agrees to sell and transfer (or procure to be transferred) and the Purchaser agrees to purchase and take transfer of, the Shares as at and with effect from the Completion Date, with all rights attaching or accruing to the holder of the Shares as at that date.

2.2 In consideration of the sale and transfer of the Shares to the Purchaser in accordance with this Agreement, the Purchaser shall pay the Vendor US$18,000,000 (eighteen million United States dollars) in respect of the sale and transfer of the Shares.

2.3 If the Vendor or the Purchaser does not comply with its respective obligations under Clause 4, the non-defaulting party may, subject to the provisions of Clause 4.4, choose to terminate this Agreement. If the defaulting party is the Purchaser, and the Vendor is not also in default, the Escrow Amount shall be paid to the Vendor without prejudice to any other rights the Vendor may have under this Agreement.

2.4 In the event Completion fails to occur and the Agreement is terminated other than as a result of a default by the Purchaser as provided in Clause 2.3, then the Escrow Amount shall be returned to the Purchaser. The Purchaser and the Vendor shall give joint instructions to the Escrow Agent to this effect.

3. Conditions precedent

3.1 This Agreement (save for this Clause 3 and Clauses 10, 12 to 14, and 16 to 22 inclusive, which shall be of immediate force and effect (together the Surviving Provisions)) is subject to the fulfilment or waiver of the following conditions:

(a)	the entry of a sale order by the United States Bankruptcy Court in respect of Kaiser Bankruptcy Cases, that authorises and approves this Agreement and the transactions contemplated herein (the Order) without conditions that materially alter the Purchaser’s rights and interests under this Agreement, which Order has not been vacated, and with respect to which no stay of the Order pending appeal shall have been entered;

(b)	the Vendor receiving the consent of the lenders to the Vendor under the Vendor’s Post-Petition Credit Agreement, in respect of the execution and performance by the Vendor of this Agreement and no such consent shall record conditions that materially alter the Purchaser’s rights and interests under this Agreement;

(c)	the Internal Revenue Service of the Republic of Ghana having confirmed in terms satisfactory to the Vendor that there are not, and upon Completion will not be, any outstanding liabilities for the Vendor in respect of Taxes, including, but not limited to:

(i)	any Tax Liabilities visited upon any member of the Vendor’s Group to the extent that such liabilities are related to or would primarily be liabilities of the Company;

(ii)	any Tax Liabilities arising out of any transaction or other activity carried out in connection with or in contemplation of the sale and purchase of the Shares pursuant to this Agreement; and

(iii)	any declaration of dividends or other distribution of profits by the Company;

(d)	the expiration or waiver of the right of pre-emption held by the holder of the remaining outstanding share capital of the Company in respect of the proposed sale of the Shares to the Purchaser;

(e)	the approval by the President and the Cabinet of the Republic of Ghana of the entry into and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement;

(f)	the approval by the Parliament of the Republic of Ghana of the entry into and performance by the Purchaser of this Agreement, the consummation of the transactions contemplated by this Agreement; and

(g)	the Company taking the actions necessary, in the determination of the Vendor, to declare a dividend, which in the case of the Vendor is sufficient to eliminate any obligations payable by the Vendor to the Company.

3.2 The Purchaser and the Vendor hereby undertake, each to the other, to use their respective reasonable endeavours to procure that:

(a)	in the case of the Purchaser, the conditions set out in Clauses 3.1(c), 3.1(e), and 3.1(f); and

(b)	in the case of the Vendor, the condition set out in Clauses 3.1(a) and 3.1(b),

are fulfilled as soon as reasonably practicable after the date of this Agreement and in any event by 26 September 2004.

3.3 If the conditions set out in Clause 3.1 are not fulfilled or waived by written agreement of the parties on or before 30 October 2004 or such later date as may be agreed by the parties in writing, this Agreement (save for the Surviving Provisions, which shall continue to be of force and effect) shall never take effect and except in respect of any breach by the Purchaser or the Vendor of its undertaking under Clause 3.2, neither party shall have any claim hereunder of any nature whatsoever against the other party (save in respect of any rights and liabilities of the parties which have accrued prior to termination).

4. Completion

4.1 The sale and purchase of the Shares shall be completed at such venue as may be agreed in writing between the Vendor and the Purchaser on such date as may be agreed in writing between the Vendor and the Purchaser but in any event no later than the date which is seven (7) Business Days after the date of the fulfilment of each condition set out in Clause 3.1, when the events set out in the following provisions of this Clause 4 shall take place. In the absence of agreement between the Vendor and the Purchaser in respect of the venue for completion of the sale and purchase of the Shares, the venue shall be London, England at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, United Kingdom.

4.2 The Vendor shall deliver or cause to be delivered to the Purchaser:

(a)	duly executed transfers into the name of the Purchaser or its nominee in respect of the Shares, together with the relative share certificate;

(b)	all such other documents (including necessary waivers or consents other than any required from Ghana government entities, which the Purchaser shall provide) as may be required, in the determination of the Vendor, to enable the Purchaser and/or its nominee to be registered as the holders of the Shares;

(c)	a release and discharge in form and substance satisfactory to the Purchaser releasing the Purchaser and any agency or instrumentality of the Purchaser, including the VRA from any liability to the Vendor, other than obligations expressly arising under this Agreement, the Escrow Agreement or the instruments and agreements expressly contemplated by this Clause 4; and

(d)	a letter of resignation in the agreed form duly executed by each director of the Company required to resign by the Purchaser and such letter of resignation shall confirm that the director has no claim outstanding for compensation or otherwise from the Company as at the Completion Date;

(e)	a letter of resignation in the agreed form duly executed by the secretary of the Company and such letter of resignation shall confirm that the secretary has no claims outstanding for compensation or otherwise from the Company as at the Completion Date; and

(f)	a joint application signed by the Vendor, or by the Vendor’s representatives and the Company, or the Company’s representatives, to the Tribunal in ICC Arbitration, Case No. 12 487/JNK (C.12 860/JNK) between the Vendor and the Company, as claimants, and the Purchaser and the VRA, as respondents, requesting the Tribunal to issue a final consent award:

(i)	dismissing the claimants’ and the respondents’ claims and counterclaims with prejudice;

(ii)	making no order as to costs; and

(iii)	confirming that the Vendor and the Purchaser shall be entitled to any return of the advance on costs in two equal shares.

4.3 The Purchaser shall:

(a) in satisfaction of its obligations under Clause 2.2:

(i)	together with the Vendor, instruct the Escrow Agent to pay the Escrow Amount to the Vendor; and

(ii)	pay by electronic funds transfer to an account as notified by the Vendor of an amount (if any) equal to the Completion Payment less (A) the Escrow Amount paid under Clause 4.3(a)(i) and (B) the Prepaid Amount;

(b)	deliver a release and discharge in form and substance satisfactory to the Vendor releasing the Vendor, Kaiser Aluminum Technical Services Inc, and any other entity affiliated with the Vendor, from any liability to the Purchaser and any agency or instrumentality of the Purchaser, including the VRA, other than obligations expressly arising under this Agreement, the Escrow Agreement or the instruments and agreements expressly contemplated by this Clause 4;

(c)	deliver to the Vendor a legal opinion in form and substance satisfactory to the Vendor on due execution and authorisation of this Agreement by and on the part of the Purchaser;

(d)	deliver a consent in form and substance satisfactory to the Vendor to the termination and/or discharge of any agreement with the Company to which the Vendor is a party, to the extent that the consent of the Purchaser is required for such termination and/or discharge under any applicable law, agreement or undertaking; and

(e)	deliver to the Vendor a joint application signed by the Purchaser, or by the Purchaser’s representatives and the VRA, or the VRA’s representatives, to the Tribunal in ICC Arbitration, Case No. 12 487/JNK (C.12 860/JNK) between the Vendor and the Company, as claimants, and the Purchaser and the VRA, as respondents , requesting the Tribunal to issue a final consent award:

(i)	dismissing the claimants’ and the respondents’ claims and counterclaims with prejudice;

(ii)	making no order as to costs; and

(iii)	confirming that the Vendor and the Purchaser shall be entitled to any return of the advance on costs in two equal shares.

4.4 If the Vendor or the Purchaser does not comply with its respective obligations under Clause 4, the non-defaulting party may choose to:

(a)	defer Completion for a period of time after the Completion Date specified in a notice to the defaulting party and remain entitled to exercise its other rights under this Clause 4.4 at the end of such specified period;

(b)	proceed to Completion so far as practicable (without prejudice to the non-defaulting party’s rights under the Agreement); or

(c)	terminate the Agreement.

5. Vendor Warranties

5.1 The Vendor warrants to the Purchaser in the terms of the Vendor Warranties subject to:

(a)	any information obtained by the Purchaser (including without limitation any agency, department, regulatory body, other authority or organisation constituted by or within the Purchaser) or any of its advisers during the course of any investigation (whether authorised by the Vendor or not) by or on behalf of the Purchaser into the affairs of the Company (including, without limitation to the generality of the foregoing, the documents provided in connection with the due diligence process conducted in contemplation of the sale of the Shares) and any other information of which the Purchaser or its advisers or any other agency, department, regulatory body, other authority or organisation as aforesaid, may have knowledge, whether actual, implied or constructive. All such information shall be deemed to be disclosed to the Purchaser; and

(b)	to the limitations and qualifications set out in Clause 6.

5.2 The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance on the Vendor Warranties.

6. Limitations on claims

6.1 The provisions of this Clause 6 shall operate to limit or reduce the liability of the Vendor in respect of claims under the Vendor Warranties.

6.2 The Vendor shall not be liable for any Relevant Claim unless it shall have received from the Purchaser written notice containing details of the Relevant Claim, including the Purchaser’s estimate of the amount thereof on or before the end of the ninety (90) day period beginning on the Completion Date, provided that this limitation shall not be applicable in the event of fraud.

6.3 The Vendor shall have no liability in respect of any Relevant Claim unless the liability of the Vendor in respect of such claim exceeds US$100,000 in which case the Vendor shall only be liable for the excess. For the avoidance of doubt, amounts for which the Vendor has no liability, or by which the Vendor’s liability is reduced, as a consequence of the operation of this Clause 6 shall not be capable of constituting a Relevant Claim or increasing the amount thereof for the purpose of this Clause 6.3.

6.4 The total aggregate liability of the Vendor in respect of all Relevant Claims shall not exceed an amount equal to twenty per cent (20%) of the Prepaid Amount.

6.5 Subject to Clauses 2.3 and 4.4, the sole remedy of the Purchaser for any breach of any of the Vendor Warranties or any other breach of this Agreement by the Vendor shall be an action for damages under the terms of this Agreement. The Purchaser shall not be entitled to rescind or terminate this Agreement in any circumstances whatsoever, other than in the case of fraudulent misrepresentation.

7. Purchaser warranties

7.1 The Purchaser represents and warrants to the Vendor in the terms of the Purchaser Warranties.

7.2 The Purchaser acknowledges that the Vendor has entered into this Agreement in reliance on the Purchaser Warranties.

7.3 The Purchaser further confirms to the Vendor that the Purchaser has procured an environmental audit of the Company’s facilities and therefore undertakes to the Vendor to ensure that all steps or actions required under the Company’s environmental permit in respect of a change in control of the Company are satisfied or waived prior to Completion.

8. Dividends, Release and Indemnity

8.1 The Purchaser agrees and acknowledges that, effective as of the Completion Date:

(a)	the Vendor will, and will be entitled to, terminate any and all obligations of the Vendor to the Company of any kind, whether arising by law or under any agreement, including, but not limited to the Tolling Agreement and seek similar relief from the United States Bankruptcy Court in connection with obtaining the Order; and

(b)	the Purchaser shall take, on or before Completion, all steps reasonably required by the Vendor to terminate any obligations of the Vendor under any contracts or agreements to which the Company is a party which have not been terminated or discharged pursuant to the documents delivered under Clause 4.3. For the avoidance of doubt, a list of all contracts or agreements between the Vendor or its affiliated companies and the Company is provided in Schedule 4 hereto.

8.2 The Purchaser shall ensure that all aspects of the transaction contemplated by this Agreement (including those transactions that eliminate intercompany liabilities between the Vendor Group and the Company) are completely free and clear of any and all adverse Tax consequences for the Vendor Group. The Vendor Group excludes the Company for these purposes.

8.3 With effect from Completion, the Vendor releases and renounces any right, title or interest in and to any alumina inventory then owned by the Vendor and located at the Company’s facility in Ghana at Completion.

9. Information and Assistance

The Vendor, shall at its own cost, procure the delivery to the Purchaser as promptly as reasonably practical after the Completion Date all books and records of the Company and all material documents relating to the operation, business and affairs of the Company (including existing and continuing contractual arrangements between the Company and third parties) for the period from January 1998 (to the extent reasonably available using commercially reasonable efforts) until the Completion Date that are in the custody of the Vendor or its affiliated companies on the Completion Date, provided that the Vendor shall not be obliged to disclose or deliver any document or information which it reasonably determines is commercially sensitive or subject to confidentiality restrictions or to legal privilege.

10. Entire agreement

This Agreement and the Escrow Agreement set out the entire agreement and understanding between the parties in respect of the sale and purchase of the Shares. It is agreed that:

(a) neither party has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other party or any of its

Connected Persons which is not expressly set out or referred to in this Agreement;

(b) a party may claim in contract for breach of warranty under this Agreement but, subject to Clause 10(c), shall have no claim or remedy in respect of any misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement) or untrue statement made by the other party or any of its Connected Persons;

(c) this Clause shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation by a party or any of its Connected Persons; and

(d) save as expressly set out in this Agreement, no party or Connected Person shall owe any duty of care to any other party or Connected Person.

Each party contracts in this Clause 10 on its own behalf and as agent for each of its Connected Persons. Each Connected Person which contracts through the agency of a party may enforce this Clause 10 direct against each other party and Connected Person.

11. Variation

No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

12. Assignment

No party may assign or transfer all or any of its rights or obligations under this Agreement or dispose of any right or interest in this Agreement without the prior written consent of the other party.

13. Confidentiality and Announcements

13.1 Subject to Clause 13.2, the Vendor and Purchaser:

(a)	shall treat as strictly confidential information (Confidential Information) obtained or received by it as a result of entering into or performing its obligations under this Agreement and relating to the negotiations, or the provisions or subject matter of, this Agreement or the other party;

(b)	shall not, except with the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), publish or otherwise disclose to any person any Confidential Information.

13.2 Clause 13.1 shall not apply if and to the extent that the party making such disclosure can demonstrate that:

(a)	such disclosure is required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority or competent jurisdiction to whose rules the party making the disclosure is subject (whether or not having the force of law); or

(b)	the Confidential Information was lawfully in its possession prior to its disclosure and had not been obtained from the other party; or

(c)	the Confidential Information has come into the public domain other than through its fault or the fault of any person to whom the Confidential Information has been disclosed; or

(d)	disclosure was made to professional advisers or consultants of either party or to the Company or the other shareholder of the Company; or

(e)	disclosure was made to officers, employees or agents of the party making disclosure or, in the case of the Vendor, to affiliated entities; or

(f)	disclosure by the Vendor was in relation to any proceeding arising out of or in connection with or as required or permitted by the Vendor’s Post-Petition Credit Agreement; or

(g)	disclosure by the Vendor was to any of the Vendor’s creditors in connection with the Kaiser Bankruptcy Order or the Kaiser Bankruptcy Cases; or

(h)	disclosure by the Vendor was to any of the Vendor’s creditors or any class of creditors in relation to any arrangement, compromise or composition made by such creditors with regards to financial indebtedness of the Vendor or its affiliated entities.

13.3 Except as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority or competent jurisdiction to whose rules the party making the disclosure is subject, the Vendor and Purchaser making the announcement or disclosure is subject, whether or not having the force of law, no announcement or circular or disclosure in connection with the existence or subject-matter of this Agreement shall be made or issued by or on behalf of the Vendor or the Purchaser without the prior approval of the Vendor and the Purchaser (such approval not to be unreasonably withheld or delayed).

14. Costs

14.1 Subject to Clause 14.2, each of the parties shall pay its own Costs incurred in connection with the negotiation, preparation and implementation of this Agreement.

14.2 The Purchaser shall bear all Taxes arising as a result or in consequence of this Agreement or of its implementation, including stamp or other documentary or transaction duties (including, without limitation, notarial fees) and any other transfer taxes.

15. Withholdings and Grossing-Up

15.1 All sums payable by the Purchaser under this Agreement shall be paid without set-off or counterclaim.

15.2 All sums payable by the Purchaser under this Agreement shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event the Purchaser shall pay such additional amount as shall be required to ensure that the net amount received by the Vendor under this Agreement will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

15.3 If any tax authority brings into charge to Tax any sum paid to the Vendor under this Agreement (including in circumstances where any Relief is available in respect of such charge to Tax), then the Purchaser shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount (or that would be so chargeable but for such Relief), is equal to the amount that would otherwise be payable under this Agreement.

15.4 Clause 15.3 shall apply in respect of any amount deducted or withheld as contemplated by Clause 15.2 as it applies to sums paid to the Vendor.

16. Severability

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.

17. Counterparts

This Agreement may be executed into in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

18. Notices

18.1 Any notice or other communication to be given by one party to the other under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in Clause 18.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in Clause 18.2 and in each case marked for the attention of the relevant party set out in Clause 18.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 18). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, at the time of transmission; and

(c)	in the case of prepaid recorded delivery, special delivery or registered post, at 10am on the tenth Business Day following the date of posting provided that in each case where delivery by hand or by fax occurs after 6pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9am on the next following Business Day.

References to time in this Clause are to local time in the country of the addressee.

18.2 The addresses and fax numbers of the parties for the purpose of Clause 18.1 are as follows:

Vendor

Address:	5847 San Felipe
Suite 2500
Houston, Texas 77057

Fax:	(713) 332 4605

For the attention of:	General Counsel

Purchaser

Address:	Ministry of Finance
PO Box 40
Accra — Ghana

Fax:	233 21 667069

For the attention of:

18.3 A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this Clause 18, provided that, such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

19. Privity of Contract

A person who is not a party to this Agreement shall have no right under any applicable law to enforce any of its terms.

20. Governing law, jurisdiction and service of process

20.1 This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, the laws of the Republic of Ghana.

21. Determination of Disputes

21.1 Any disputes which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise in connection with this Agreement shall be settled by arbitration in accordance with this Clause 21.

21.2 Such arbitration will be finally resolved by a single arbitrator in accordance with the Rules of Arbitration of the International Chamber of Commerce. The Parties shall agree on the arbitrator within fourteen (14) days of submission by a Party of a Request for Arbitration to the Secretariat of the ICC. In the event that the Parties cannot agree upon the arbitrator within fourteen (14) days of submission of the dispute to arbitration, the arbitrator shall be appointed in accordance with the ICC Rules.

21.3 The award of the arbitrator shall be final and binding on the Parties, who hereby agree to give effect to the award. Either Party will be entitled to have the arbitrator’s award made an order of court at the cost of the Party so requesting.

21.4 With respect to the conditions of this Clause 21, the parties agree that interim relief from a court of competent jurisdiction may be sought by either Party to protect their respective interests.

21.5 The arbitration shall be held at a location to be agreed upon by the Parties and failing such agreement, Article 14 of the ICC Rules shall apply (or its equivalent as amended from time to time).

21.6 This Clause 21 will constitute the irrevocable consent of the parties to the arbitration proceedings in terms hereof, and neither of the parties will be entitled to withdraw therefrom or to claim at any such arbitration proceedings that they are not bound by the arbitration provision of this Agreement.

21.7 This Clause 21 is severable from the rest of the Agreement and will survive the termination of this Agreement.

22. Waiver of Immunity

22.1 The Purchaser irrevocably and unconditionally:

(a)	agrees that the execution, delivery and performance by it of this Agreement constitute private and commercial acts of the Purchaser;

(b)	agrees that, should any proceedings be brought against the Purchaser or its assets, other than its aircraft, naval vessels and other defence-related assets or diplomatic assets or consular assets or assets used for such purposes (the

“Protected Assets”), in relation to this Agreement or the transaction contemplated herein no immunity (sovereign or otherwise) from such proceedings (which shall be deemed to include without limitation suit, attachment prior to judgement, other attachment, the obtaining of judgment, execution or other enforcement) shall be claimed by or on behalf of the Purchaser or on behalf of itself or with respect to its assets (other than the Protected Assets);

(c)	waives any right of immunity (sovereign or otherwise) which it or any of its assets (other than the Protected Assets) now has or may hereafter acquire; and

(d)	consents generally in respect of any such proceedings to the giving of relief or the issue of any process in connection with such proceedings including the making, enforcement or execution against its assets (excluding the Protected Assets) of any order or judgment which may be made or given in such proceedings.

SCHEDULE 1

INTERPRETATION

1. In this Agreement, the following expressions shall have the following meanings:

Business Day means a day (excluding Saturdays) on which banks generally are open in London for the transaction of normal banking business;

Company has the meaning given to it in Recital (A);

Completion means completion of the sale and purchase of the Shares in accordance with Clause 4;

Completion Payment means the amount specified in Clause 2.2;

Completion Date means the date on which Completion occurs pursuant to Clause 4.1;

Confidential Information has the meaning given to it in Clause 13.1(a);

Connected Person means (a) a party’s officers, employees, Group Undertakings, agents and advisers, (b) officers, employees, agents and advisers of a party’s Group Undertakings; and (c) officers, employees and partners of any such agent or adviser or of any Group Undertaking of such an agent or adviser;

Costs means liabilities, losses, damages, costs (including legal costs) and expenses (including taxation), in each case, of any nature whatsoever;

Escrow Agent means Barclays Bank plc;

Escrow Agreement means the agreement so entitled entered into on or about 1 March 2004 and amended on 6 May, 2004 between the Vendor, the Purchaser and the Escrow Agent regarding an amount held on escrow with the Escrow Agent;

Escrow Amount means, at any time, the balance standing to the credit of the Escrow Account (as defined in the Escrow Agreement) and available to be distributed by the Escrow Agent;

Group Undertaking shall mean Associated Company pursuant to the First Schedule, Section 2, Paragraph 1 of the Companies Code 1963 of Ghana;

ICC Rules means the Rules of Arbitration of the International Chamber of Commerce;

Kaiser Bankruptcy Cases means the cases of the Vendor and certain of its affiliates under chapter 11 of title 11 of the United States Code pending before the United States Bankruptcy Court for the District of Delaware and being administered jointly as Case No. 02-10429(JKF);

Order means the order referred to in Clause 3.1(a);

Prepaid Amount means the sum of US$5,000,000 (five million United States dollars) paid by the Purchaser to the Company (at the direction of the Vendor) prior to the date of the Agreement as part payment of the Completion Payment;

Protected Assets has the meaning given to it in Clause 22.1(b);

Purchaser Warranties means the representations and warranties on the part of the Purchaser set out in Schedule 3;

Regulations means the regulations of the Company under the Companies Code 1963 of Ghana;

Relevant Claim means any claim in respect of any breach of a Vendor Warranty;

Relief includes, unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax), and:

(a)	any reference to the use or set off of Relief shall be construed accordingly and shall include use or set off in part; and

(b)	any reference to the loss of a Relief shall include the absence, non-existence or cancellation of any such Relief, or to such Relief being available only in a reduced amount;

Shares has the meaning given to it in Recital (B);

Surviving Provisions has the meaning given in Clause 3.1;

Tax and Taxes means all forms of taxation or any impost of a fiscal nature whether direct or indirect and whether levied by reference to gross or net income, profits, gains, distributions, receipts, sales, use, occupation, franchise, personal property, net wealth, asset values, turnover, added value or any other reference and statutory, governmental, state, provincial, local governmental, municipal or any other charges, withholdings, duties, contributions, rates or levies in the nature of taxation, whenever and wherever imposed and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, costs and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, contributions, rates, penalties, costs and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person; and

tax authority means any taxing or other authority, wherever located, competent to impose any Tax Liability;

Tax Liability means both a liability of any member of the Vendor’s Group to make or suffer an actual payment of Tax (or an amount in respect of Tax) and also:

(a)	the loss of any Vendor Relief; and

(b)	the use or set off of any Vendor Relief in circumstances where, but for such use or set off, any member of the Vendor’s Group would have had an actual Tax Liability in respect of which the Vendor would have been able to make a claim against the Purchaser under this Agreement, and, where paragraph (a) or (b) above applies, the amount that is to be treated for the purposes of this Agreement as a Tax Liability of any member of the Vendor’s Group shall be determined as follows:

(i)	where the Relief that is the subject of the loss or which is used or set off as mentioned in those paragraphs is a deduction from or offset against Tax, the Tax Liability shall be the amount of that Relief so lost, used or set off;

(ii)	where the Relief that is the subject of the loss or which is used or set off as mentioned in those paragraphs is a deduction from or offset against income, profits or gains, the Tax Liability shall be, in the case of a Relief which is used or set off, the amount of Tax saved thereby and, in the case of a Relief which is lost, the amount of Tax which but for such loss would have been saved by virtue of the Relief so lost; and

(iii)	where the Relief that is the subject of the loss or setting off is a repayment of Tax, the Tax Liability shall be the amount of the repayment that would have been obtained but for the loss or setting off;

Tolling Agreement means the long term tolling contract dated 8 February 1962 as amended, and made between the Company and the Purchaser;

Vendor’s Group means the Vendor and any other company or companies or entity or entities which either are or become after Completion, or have within the six years ending at Completion been, treated as members of the same group as, or otherwise connected or associated in any way with, the Vendor for any Tax purpose;

Vendor’s Post-Petition Credit Agreement means the Vendor’s Post-Petition Credit Agreement, dated as of February 12, 2002, among the Vendor, Kaiser Aluminum Corporation, certain financial institutions party thereto and Bank of America, N.A., as Agent, (as amended);

Vendor Relief means any Relief arising to the Vendor or any member of the Vendor’s Group;

Vendor Warranties means the representations and warranties set out in Schedule 2; and

VRA means the Volta River Authority established under the Volta River Development Act, 1961 (Act 46).

2. In this Agreement, unless the context otherwise requires:

(a)	references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(b)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(c)	references to one gender include all genders;

(d)	any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted;

(e)	any reference to a document in the agreed form is to the form of the relevant document agreed between the parties and for the purpose of identification initialled by each of them or on their behalf (in each case with such amendments as may be agreed by or on behalf of the Vendor and the Purchaser);

(f)	a reference to a specific agreement or document includes it as amended, novated, supplemented or replaced from time to time, except to the extent prohibited by this Agreement;

(g)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England and Wales, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term; and

(h)	a reference to a Clause is a reference to a clause of this Agreement.

SCHEDULE 2

VENDOR WARRANTIES

1. The shares

1.1 The Shares comprise the whole of the issued share capital of the Company held by the Vendor and that all of the Shares are fully paid.

1.2 There are no security interests, options, equities, claims or other third party rights over or affecting the Shares and there is no agreement to give or create any such interest other than the pre-emption right held by the holder of the remaining shares in the Company other than the pre-emption right held by the holder of the remaining issued share capital of the Company.

2. The vendor’s capacity

2.1 The Vendor is the registered and sole beneficial owner of the Shares.

2.2 The Vendor has obtained all corporate authorisations required to empower it to enter into this Agreement and to perform its obligations hereunder in accordance with their terms.

2.3 The Vendor is a company duly incorporated and organised and validly existing under the laws of the State of Delaware in the United States of America.

2.4 The Vendor has the power and authority required to enter into this Agreement and perform fully its obligations under it in accordance with its terms, subject to the receipt of the Order and the consent of the lenders to the Vendor under the Vendor’s Post-Petition Credit Agreement.

2.5 Subject to the Vendor’s receipt of the Order and the consent of the Vendor’s lenders contemplated in paragraph 2.4 of this Schedule, neither the entry into this Agreement nor the implementation of the transactions contemplated by it will result in:

(a)	a violation or breach of any provision of the Certificate of Incorporation and By-laws of the Vendor;

(b)	a breach of, or give rise to a default under, any contract or other instrument to which the Vendor is a party or by which it is bound;

(c)	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to the Vendor or any of its assets; or

(d)	except for the Order, a requirement for the Vendor to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and cannot be revoked.

2.6 Except for the Kaiser Bankruptcy Cases and related proceedings, the Vendor is not engaged in or the subject of any litigation, arbitration, administrative or criminal proceedings which materially and adversely affects or is likely to have an material and adverse effect on the Vendor’s ability to perform its obligations under this Agreement and to the best of the Vendor’s knowledge, there are no facts or circumstances likely to give rise to any such litigation, arbitration or administrative or criminal proceeding.

2.7 The Vendor and the Company’s other shareholder, on the date of this Agreement, have not entered into any agreement or other arrangement that conflicts with, or is breached by, the execution and performance of this Agreement.

2.8 This Agreement constitutes valid and legally binding obligations of the Vendor enforceable in accordance with their terms, subject to the receipt of the Order.

SCHEDULE 3

PURCHASER WARRANTIES

1.1 The Purchaser has the power and authority required to enter into this Agreement and perform fully its obligations under it in accordance with their terms.

1.2 The Minister of Finance of the Purchaser has issued a certificate signifying his approval and the availability of funds for the transactions contemplated by this Agreement as required under section 17(2) of the Financial Administration Act, 2003 (Act 654).

1.3 Neither the entry into this Agreement nor the implementation of the transactions contemplated by it will result in:

(a)	a breach of, or give rise to a default under, any contract or other instrument to which the Purchaser is a party or by which it is bound;

(b)	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to the Purchaser or any of its assets; or

(c)	a requirement for the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement on a basis which is both unconditional and cannot be revoked.

1.4 This Agreement constitutes valid and legally binding obligations of the Purchaser enforceable in accordance with their terms.

1.5 The Purchaser has available cash which will at Completion provide in immediately available funds the necessary cash resources to pay the purchase price referred to in Clause 2 and meet its other obligations under this Agreement.

1.6 The Purchaser is not:

(i)	subject to any order, decree or judgment of any court, governmental agency or regulatory authority which is still in force; nor

(ii)	a party to any litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning it or any of its assets; nor

(iii)	the subject of any governmental, regulatory or official investigation or enquiry which is in progress or threatened or pending,

and which in each case has or could have a material adverse effect on the Purchaser’s ability to execute, deliver and perform its obligations under this Agreement.

SCHEDULE 4

LIST OF VENDOR CONTRACTS RELATING TO THE COMPANY

1. The Long Term Tolling Contract between the Company and the Vendor, dated February 8, 1962, as amended and including all side letters relating thereto.

2. The Management and Technical Assistance Agreement between the Company and Kaiser Aluminum Technical Services Inc., dated 8 February 1962, as amended and including all side letters relating thereto.

SIGNED by	)
for and on behalf of	)
KAISER ALUMINUM & CHEMICAL	)
CORPORATION	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
THE GOVERNMENT OF THE	)
REPUBLIC OF GHANA	)
in the presence of:	)